December 31, 2015

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Larry Spirgel

Assistant Director

Re:	BioHiTech Global, Inc.

Amendment No. 2 to Form 8-K

Filed December 10, 2015

File No. 001-36843

Dear Mr. Spirgel:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of BioHiTech Global, Inc., the above-referenced company (the “Company”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated December 16, 2015 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of the Staff comment reproduced for your convenience.

General

1.	We note your revised disclosure in response to comment 2 of our prior letter. Please advise whether the “global distribution rights agreement” with Mr. Koh is the same as the “global distribution license” referenced elsewhere in the 8-K. If so please provide the relevant terms of that agreement. Additionally, please consider Item 601 of Regulation S-K in regards to these distribution agreements.

The “global distribution rights agreement” with Mr. Koh is the same as the “global distribution license” referred to elsewhere in the 8-K. Accordingly, we have filed Amendment No.3 to the Form 8-K to provide the relevant terms of that series of agreements within the section entitled “RELATED PARTY TRANSACTIONS”. The revised disclosure is reproduced below for your review:

BioHiTech International

BioHiTech has an Exclusive License and Distribution Agreement (the “License Agreement”) with BioHiTech International (“BHT-I”), a company owned by Chun-Il Koh, a BioHiTech shareholder, Chun-Il Koh, Joyce Taeya Koh and Bong Soon Hwang. The License Agreement, originally executed on May 2, 2007, was subsequently amended several times, most recently on August 30, 2013, provides BioHiTech exclusive rights to sell, lease, use, distribute and manufacture the Eco-Safe Digester products.

In connection with an Amendment of the License Agreement on October 22, 2012, Chun-Il Koh was issued Class A Common Interests in BioHitech America, LLC (the “Class A Interests”) which resulted in his owning 16% of the Class A Common Interests outstanding at the time. These interests have since been converted into 736,941 shares of common stock of the Company. In connection with such amendments, in addition to the issuance of the Class A Interests, the Company also agreed to make annual payments to Mr. Koh in the amount of $200,000 for the term of the License Agreement, a 2.5% additional commission on all sales closed by Mr. Koh, and one seat on the Company’s Board of Directors, in consideration for extending the following rights under the License Agreement through December 31, 2023 (unless extended by mutual agreement):

A.	The exclusive right and license to sell, lease, license, import, distribute, market, advertise and the Eco-Safe Digester products on a worldwide basis; and
B.	The exclusive right of first refusal and license to manufacture or to have manufactured all products related to A, above, after the existing inventory of BHT-I has been exhausted; and
C.	The exclusive worldwide right to have made, use, off to sell, sell and import products, systems, methods and accessories covered by BHT-I patents, trademarks and service marks; and
D.	The exclusive worldwide right and license to have manufactured, sell, lease, license, import, distribute, market, advertise and otherwise promote any future new related technologies developed by BHT-I.

Purchases and payments under the distribution agreement for the years ended December 31, 2014 and 2013 amounted $607,500 and $1,194,966, respectively.

The Company has evaluated Item 601 of Regulation S-K in regards to the License Agreement and has determined that it has complied with such regulations.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Company’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Frank E. Celli

Frank E. Celli,

Chief Executive Officer